SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2012
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

MANAGEMENT PROPOSAL OF
2012 CAPITAL BUDGET
FOR THE SUBSIDIARIES OF
TIM PARTICIPAÇÕES S/A (“COMPANY”)

Dear Shareholders,

According to the provisions in paragraph two, Art. 196 of Act 6.404/76, this is to submit TIM Participações S.A. (TIM) and its subsidiaries’ capital budget for the year of 2012, in the amount of three billion reais (R$ 3.000.000.000,00) to your approval, according to the financing sources shown below and to be approved on this date.

  TIM Participações S.A. Capital budget proposal:                           R$ 3.000.000.000,00

  Financing sources:
   Own/third party’s resources                                                          R$ 3.000.000.000,00

The resources mentioned above will be invested in two main fronts: Network/IT development and business development, at the following approximated rates, 91% and 9%. Such investments will contribute to the improvement in the third generation (3G) services provision, growth in the voice traffic (2G), growth in the customers’ base, among others.

The network development includes investments stratified in 2nd and 3rd generations’ access network, last mile, radio and optical fiber backhauling and backbone, in addition to the launch of residential broadband in the metropolitan areas of Rio de Janeiro and São Paulo. Those projects aim at extending TIM’s infrastructure capacity and coverage, ensuring high quality levels and supporting the market strategies.

The business development front comprises the information technology projects aiming at updating and developing TIM’s systems and technological platforms. The projects mentioned aim at operating and management improvements, and, mainly, the development of new and innovative products, which is the Company’s brand.

Thus we propose the determination of the proposed capital budget above.

Rio de Janeiro, February 15th, 2012.

A Administração

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: March 27, 2012	By:	/s/ Rogério Tostes

Name: Rogério Tostes
Title: IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.